Exhibit 99.2

CANADIAN SUPERIOR

ENERGY INC.

For Immediate Release	November 13, 2006

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

CANADIAN SUPERIOR ENERGY INC. COMPLETES $15.4 MILLION FINANCING

CALGARY, ALBERTA—(CCNMatthews – November 13, 2006) - Canadian Superior Energy Inc. (“Canadian Superior”) (the “Company”) (TSX:SNG) (AMEX:SNG) announced today that with its previously announced $11 million private placement financing an additional $4.4 million of flow-through share financings representing 1,719,845 flow-through common shares (the “Shares”) at a purchase price of $2.57 per Share has been entered into to complete a financing of $15.4 million. Maison Placements Canada Inc. of Toronto, Ontario, Canada is Canadian Superior’s agent for the transaction.

“Proceeds from the issue will be used to fund increased capital expenditures as Canadian Superior prepares to commence multi-well drilling in Trinidad and Tobago early in the 1st Quarter 2007,” Company Chairman Greg Noval said today.

The issue is subject to normal regulatory approvals and closing is expected to occur on or before December 8, 2006. The Shares to be issued have not been registered under the United States Securities Act of 1933 and are not being offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption there from.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production Company with operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests.

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

For Further Information RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, Please Contact:

Canadian Superior Energy Inc.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta, Canada T2P 4H2
Mike Coolen, President & COO
Phone: (403) 294-1411
Fax:     (403) 216-2374
www.cansup.com